EXHIBIT 21.1
SUBSIDIARIES OF COMPANY

Company
Kabushiki Kaisha Photon Dynamics	Japan	100%
Photon Dynamics Korea, Inc.	South Korea	100%
Photon Dynamics Canada, Inc., formerly known as Image Processing Systems, Inc.	Canada	100%
Intelligent Reasoning Systems, Inc.	United States	100%
Akcron Corporation, Ltd.	South Korea	100%
Photon Dynamics International Trading (Shanghai) Co., Ltd.	China	100%
Photon Dynamics Technology (Beijing) Co., Ltd.	China	100%
Intelligent Reasoning Systems Intl KK	South Korea	100%
Photon Dynamics Nova Scotia Company	Canada	100%
The subsidiaries listed are all included in the consolidated financial statements of the Company.